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                              SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
          --------------------------------------------------------
                 Securities and Exchange Commission
                          Washington, D.C. 20549
          --------------------------------------------------------

                         CONTOUR MEDICAL, INC.
                           (Name of Issuer)

              Common                              21220B105
   (Title of Class of Securities)               (CUSIP Number)


                            Elroy G. Roelke
       8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206
                            (214) 891-8294
  Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             July 12, 1996
        (Date of Event which Requires Filing of this Statement)

1. Names of Reporting Person S.S. or I.R.S. Identification No.:
       Renaissance Capital Growth & Income Fund III, Inc.  75-2533518
      ----------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group:
   (a)    N/A
       ------------
   (b)    N/A
       ------------

3. SEC Use Only:

4. Source of Funds:   PF
                    ---------

5. Check if Disclosure of Legal  Proceedings is Required Pursuant to Items
   2(d) or 2(e):   None
                    ------

6. Citizenship or Place of Organization:  Texas
                                         -------
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole voting Power:  1,000,000 shares
                        -----------------

(8)  Shared Voting Power:   0
                          ----






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(9)  Sole Dispositive Power:  1,000,000 shares
                             -----------------

(10)  Shared Dispositive Power:  0
                                ---

11. Aggregate Amount Beneficially Owned be Each Reporting Person:
          1,000,000 shares
        ----------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: None
                                                                       ----
13. Percent of Class Represented by Amount in Row (11):  16%
                                                         -----
14. Type of Reporting Person:  IV
                              -----







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                                       SCHEDULE 13D

                               Filed Pursuant to Rule 13D-1


ITEM 1. SECURITY AND ISSUER

          $2,500,000 9.0% Convertible Debenture by and between Contour Medial, Inc. as Borrower and Renaissance Capital Growth & Income Fund III, Inc. as Lender.

          $2,500,000  9.0%   Convertible  Debenture  by  and  between  Contour
Medial, Inc. as Borrower and Renaissance U.S. Growth & Income Trust, PLC as Lender.

          Contour Medical, Inc.                             Company
          3340 Scherer Drive
          St. Petersbury, FL 33716


ITEM 2. EDENTITY AND BACKGROUND

a., b., c.  Renaissance Capital Growth &
          Income Fund III, Inc.                             Filer
          8080 N. Central Expressway, Suite 210
          Dallas, Texas 75206

          Renaissance U.S. Growth & Income
          Trust, PLC                                        Filer
          8080 N. Central Expressway, Suite 210
          Dallas, Texas 75206

          Renaissance Capital Group, Inc.              Investment Advisor to
          8080 N. Central Expressway, Suite 210          Filer
          Dallas, Texas 75206

     Renaissance  Capital  Growth  &  Income  Fund   III,  Inc.  is  a   Texas
corporation, organized as a business development company under the Investment Company Act of 1940 and is traded on the Nasdaq.

     Renaissance U.S. Growth & Income Trust, PLC is a public limited company organized under the laws of England and Wales and traded on the London Stock Exchange.

     The officers of Renaissance Capital Group, Inc. are:
               Russell Cleveland, President
               Elroy G. Roelke, Senior Vice President and General Counsel Barbe Butschek, Senior Vice President, Corporate Secretary and Treasurer
               Vance M. Arnold, Executive Vice President
               Mardon M. Navalta, Vice President







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     Renaissance Capital  Group, Inc. a Texas  corporation, is the  Investment
Advisor and is responsible for the administration and investment of the Filer's investment portfolio. Renaissance Capital Group, Inc. has a profit interest of up to 20% of the Filer's capital gains.
     d.     None
     e.     None
     f.     Texas


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Filer's source of funds for this transaction came exclusively from the Filer's investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.


ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the acquisition of these securities for Renaissance Capital Growth & Income Fund III, Inc. was as an investment in accordance with its election as a Business Development Company under the Investment Act of 1940. The purpose of the acquisition of these securities for Renaissance U.S. Growth & Income Trust, PLC was as an investment in accordance with its investment strategy of investing in smaller United States public companies.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     On July 12, 1996, the Company and Filers entered into Convertible Debenture Loan Agreements pursuant to which the Company issued the Filers each a $2,500,000 Convertible Debenture yielding a 9.0% interest rate. Interest is payable monthly and if not sooner redeemed or converted, matures July 1, 2003. The Debentures also call for mandatory principal installments commencing July 1, 1999 in the amount of $10 per $1,000 paid on a monthly basis with the final installment of all remaining unpaid principal due on July 1, 2003. The Debentures also can be redeemed if the Company's stock is not listed on a national exchange or there is a change in control of the voting stock. The Debenture is redeemable at 120% of par if, (i) the closing bid price averages at lease $12.00 per share for the 21 consecutive trading days prior to the irrevocable notice and the Common Stock is listed or quoted on a national exchange, (ii) the $12.00 bid price is supported by a minimum of $0.34 in net earnings per share of Common Stock in the aggregate for the last four consecutive fiscal quarters prefeeding the date of irrevocable notice, and (iii) the Borrower will use its best efforts to register the shares of Common Stock and shall complete such registration no later than 90 days after the conversion date.







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     The Convertible Debenture Loan Agreements grant  the Filers the right  to elect one member to the board of directors of the Company and as yet the Filers have not made a decision whether it will elect such a right. The
Filers do not have the right to vote the Common Stock underlying the Convertible Debentures until and unless it elects to convert said instrument.

     The Company has not effected any transactions in the securities of the Company prior to the purchase of the Convertible Debenture.


ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Company and the Filers entered into Convertible Debenture Loan Agreements on July 12, 1996. Said documents contain default and other provisions contained in loan agreements more generally. As mentioned in the previous item, the Convertible Debenture Loan Agreements grant the Filer the option to name a board of director to the Company. The Investment Advisor of the Filer has a profit interest of up to 20% of the profits of the Filer.


ITEM 7. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED
          Not Applicable


ITEM 8. MATERIAL TO BE FILED AS EXHIBITS
          Not Applicable


     I certify to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.


Date: October 30, 1996


                         By:     Renaissance Capital Group, Inc.
                                 Investment Advisor

                                   /s/ Elroy G. Roelke
                         By:     ------------------------------
                                 Elroy G. Roelke
                                 Senior Vice President and
                                 General Counsel